Exhibit 3.4

MANAGEMENT BOARD RULES

TRIVAGO N.V.

INTRODUCTION

Article 1

1.1	These rules govern the organisation, decision-making and other internal matters of the Management Board. In performing their duties, the Managing Directors shall act in compliance with these rules and the Amended and Restated Shareholders’ Agreement.

1.2	These rules are complementary to, and subject to, the Articles of Association, the Amended and Restated Shareholders’ Agreement and applicable laws and regulations.

1.3	These rules shall be posted on the Website.

DEFINITIONS AND INTERPRETATION

Article 2

2.1	In these rules the following definitions shall apply:

Amended and Restated Shareholders’ Agreement	The Amended and Restated Shareholders’ Agreement among the Company and certain of its shareholders, dated [date], as amended, supplemented or otherwise modified from time to time.

Annual Business Plan	The Company’s annual business plan prepared by the Management Board and approved by the Supervisory Board.

Appendix	An appendix to these rules.

Article	An article of these rules.

Articles of Association	The Company’s articles of association.

Audit Committee	The audit committee established by the Supervisory Board.

Board Meeting	A meeting of the Management Board.

CEO	The Company’s chief executive officer.

CFO	The Company’s chief financial officer.

Class A share	A class A share in the Company’s capital.

Class B share	A class B share in the Company’s capital.

Company	trivago N.V.

Conflict of Interests	A direct or indirect personal interest of a Managing Director which conflicts with the interests of the Company and of the business connected with it.

Founding Managing Director	Any of Messrs. Rolf Schrömgens, Malte Siewert or Peter Vinnemeier.

General Meeting	The Company’s general meeting of shareholders.

Incentive Plan

The Company’s 2016 Omnibus Incentive Plan, any successor incentive plan, and any predecessor phantom option and profit sharing bonus agreements in existence as of the date hereof or amended pursuant to forms of amendment approved by the general meeting of shareholders of the Company, in each case as amended, supplemented or otherwise modified from time to time.

Management Board	The Company’s management board.

Managing Director	A member of the Management Board.

Permitted Activity	Has the meaning given to that term in Section 2(A) of Appendix B.

Prohibited Activity	Has the meaning given to that term in Section 1 of Appendix B.

Simple Majority	More than half of the votes cast.

Subsidiary

A subsidiary of the Company within the meaning of Section 2:24a DCC, including:

a.      an entity in whose general meeting the Company or one or more of its Subsidiaries can exercise, whether or not by virtue of an agreement with other parties with voting rights, individually or collectively, more than half of the voting rights; and

b.      an entity of which the Company or one or more of its Subsidiaries are members or shareholders and can appoint or dismiss, whether or not by virtue of an agreement with other parties with voting rights, individually or collectively, more than half of the managing directors or of the supervisory directors, even if all parties with voting rights cast their votes.

Supervisory Board	The Company’s supervisory board.

Travel Days	Every day of the week, with the exception of arrival days and departure days, unless only Permitted Activities take place on such arrival day or departure day.

Website	The Company’s website.

2.2	References to statutory provisions are to those provisions as they are in force from time to time.

2.3	Terms that are defined in the singular have a corresponding meaning in the plural.

2.4	Words denoting a gender include each other gender.

2.5	Except as otherwise required by law, the terms “written” and “in writing” include the use of electronic means of communication.

COMPOSITION

Article 3

3.1	The Management Board initially consists of six Managing Directors, including the CEO and the CFO.

3.2	All Managing Directors shall be German tax residents as of the beginning of their office as a Managing Director, and shall maintain their status as German tax resident as long as they remain in office as a Managing Director.

3.3	The number of Managing Directors shall be kept consistent with the provisions of the Amended and Restated Shareholders’ Agreement.

3.4	The Managing Directors shall be appointed, suspended and dismissed in accordance with the Articles of Association, the Amended and Restated Shareholders’ Agreement and applicable law.

3.5	A person may be appointed as Managing Director for a maximum term of up to one year, provided that the term of office of a Managing Director may be extended to expire at the end of the annual General Meeting held in the first year following his most recent (re)appointment as a Managing Director. A Managing Director is expected to retire early in the event of inadequate functioning, structural incompatibility of interests, and in other instances in which this is deemed necessary by the Supervisory Board.

3.6	The Supervisory Board may elect a Managing Director to be the CEO and another Managing Director to be the CFO, subject to the terms of the Amended and Restated Shareholders’ Agreement. The Supervisory Board may revoke the title of CEO or CFO, provided that the Managing Director concerned shall subsequently continue his term of office as a Managing Director without having the title of CEO or CFO, respectively, in each case subject to the terms of the Amended and Restated Shareholders’ Agreement.

3.7	The Management Board should be composed such that the requisite expertise, background and skills are present, enabling the Managing Directors to carry out their duties properly. Each Managing Director should have the specific expertise required for the fulfilment of his duties.

DUTIES AND ORGANISATION

Article 4

4.1	The Management Board is charged with the management of the Company, subject to the restrictions contained in the Articles of Association, the Amended and Restated Shareholders’ Agreement and these rules. In performing their duties, Managing Directors shall be guided by the interests of the Company and of the business connected with it.

4.2

Each Managing Director shall perform, and shall be responsible for, the tasks and duties allocated to him by the Management Board. Notwithstanding a Managing Director’s own responsibility for tasks and duties assigned to him, each Managing Director should work with the other Managing Directors in a cooperative manner within the scope of the general tasks and duties of the Management Board as a whole. The Managing Directors are obliged to inform each other continuously on important business affairs, planning, developments and measures relating to the tasks and duties allocated to them, in particular on special risks or threatened losses, and are obliged to consult the other Managing Directors about issues of essential importance.

4.3	Each Managing Director is required to perform his tasks and duties for which he is responsible as Managing Director pursuant to this Article from the Company’s principal offices in Germany (or otherwise from a location in Germany) and in accordance with the principles set forth in Appendix B.

4.4	The Management Board is responsible for the continuity of the Company and its business, focusing on long-term value creation for the Company and its business. The Management Board shall, under the supervision of the Supervisory Board, formulate and implement a strategy focus on long-term value creation that may, depending on market dynamics, continually require short-term adjustment.

4.5	The Management Board should engage the Supervisory Board at a timely stage in formulating the view on long-term value creation and the strategy for its realisation. The Management Board should submit the strategy, and the explanatory notes to that strategy, to the Supervisory Board for approval.

4.6	The Management Board shall provide the Supervisory Board with the information necessary for the performance of its tasks in a timely fashion. At least once per calendar quarter, the Management Board shall inform the Supervisory Board in writing of the main features of the strategic policy, the general and financial risks and the administration and control system of the Company. The Management Board shall attend any meetings that are from time to time convened by the Supervisory Board to discuss certain business with the Management Board, provided that all Managing Directors shall be given reasonable notice by or on behalf of the Supervisory Board of any such meeting at least one week in advance. The Management Board shall provide the Supervisory Board with any information reasonably requested by the Supervisory Board in advance of such meetings.

4.7	The Management Board should identify and analyse the risks associated with the Company’s strategy and activities. It should set the rules within which the Company may accept risks and the control measures to counter those risks. The context for this analysis should be determined by aspects such as the Company’s continuity, reputation, financial reporting, funding, operating activities and long-term value creation.

4.8	Based on the risk assessment referred to in Article 4.7, the Management Board should design, implement and maintain adequate internal risk management and control systems. As much as possible, these systems should form part of the work processes within the Company and - to the extent relevant - should be known at all levels within the enterprise affiliated with the Company. The internal risk management and control systems should be adjusted in response to incidents in a timely fashion.

4.9	The Management Board should monitor the operation of the internal risk management and control systems and, at least annually, carry out a systematic review of the effectiveness of the systems’ design and operation. Such monitoring should cover all material control measures, including the financial, operational and compliance aspects, and take account of weaknesses observed and lessons learned, signals from whistleblowers and findings from the internal audit function and the external auditor. Where necessary, improvements should be made to internal risk management and control systems.

4.10	The Management Board should render account to the Supervisory Board and to the Company’s audit committee of the effectiveness of the design and operation of the Company’s internal risk management and control systems.

4.11	The Management Board is responsible for the functioning of the Company’s internal audit function. The Management Board should both appoint and dismiss the senior internal auditor. Both the appointment and the dismissal of the senior internal auditor should be submitted to the chairman of the Audit Committee for approval. The Management Board should annually assess the functioning of the internal audit function, taking into account the Audit Committee’s opinion.

4.12	The Management Board is responsible for creating a culture aimed at long-term value creation for the Company and its business, under the supervision of the Supervisory Board. The Management Board is responsible for embedding the culture in the Company’s business. In doing so, the Management Board should pay attention to culture- and conduct-determining factors such as the business model and the environment in which the Company operates.

4.13	Without prejudice to any other approval requirements under Dutch law, the Articles of Association, the Amended and Restated Shareholders’ Agreement or these rules, the approval of the Supervisory Board is required for matters described in Appendix A with respect to the Company or any Subsidiary.

DECISION-MAKING

Article 5

5.1	The Management Board shall meet as often as any of the Managing Directors deems necessary or appropriate but in general at least once per any month.

5.2	A Board Meeting may be convened by any Managing Director by means of a written notice.

5.3	All Managing Directors shall be given reasonable notice of at least one week for all Board Meetings, unless a shorter notice is required to avoid a delay which could reasonably be expected to have an adverse effect on the Company and/or the business connected with it. Notice of a Board Meeting shall include the date, time, place and agenda for that Board Meeting and shall be sent to the Managing Directors in writing.

5.4	All Board Meetings must be physically held in Germany. In case a Managing Director is travelling at the point in time when a Board Meeting is scheduled or a Managing Director is otherwise prevented from joining a Board Meeting, such Managing Director shall not participate in the respective Board Meeting. A Managing Director cannot be represented by another Managing Director for the purpose of the deliberations and the decision-making of the Management Board.

5.5	If a Board Meeting has not been convened in accordance with Articles 5.2 and 5.3, resolutions may nevertheless be passed at such Board Meeting by a unanimous vote of all Managing Directors.

5.6	All Board Meetings shall be chaired by the CEO or, in his absence, by another Managing Director designated by the Managing Directors present at the relevant Board Meeting. The chairman of the Board Meeting shall appoint a secretary to prepare the minutes of the proceedings at such Board Meeting. The secretary does not necessarily need to be a Managing Director.

5.7	Minutes of the proceedings at a Board Meeting shall be sufficient evidence thereof and of the observance of all necessary formalities, provided that such minutes are certified by a Managing Director.

5.8	Without prejudice to Article 5.11, each Managing Director may cast one vote in the decision-making of the Management Board.

5.9	Resolutions of the Management Board shall be passed, irrespective of whether this occurs at a Board Meeting or otherwise, by Simple Majority unless these rules provide differently.

5.10	Invalid votes, blank votes and abstentions shall not be counted as votes cast. Managing Directors who casted an invalid or blank vote or who abstained from voting shall be taken into account when determining the number of Managing Directors who are present or represented at a Board Meeting.

5.11	Where there is a tie in any vote of the Management Board, the CEO shall have a casting vote.

5.12	In exceptional circumstances, resolutions of the Management Board may, instead of at a Board Meeting, be passed in writing, provided that (i) all Managing Directors are familiar with the resolution to be passed, (ii) none of them objects to this decision-making process, (iii) the majority of the Managing Directors sign the resolution in Germany and (iv) the resolution shall not be signed in the Netherlands. However, in principle, Board Meetings should be held as physical meetings. Articles 5.8 through 5.11 apply mutatis mutandis.

CONFLICT OF INTERESTS

Article 6

6.1	A Managing Director shall not participate in the deliberations and decision-making of the Management Board on a matter in relation to which he has a Conflict of Interests. If, as a result thereof, no resolution can be passed by the Management Board, the resolution shall be passed by the Supervisory Board.

6.2	A Conflict of Interests shall be considered to exist if the Company intends to enter into a transaction with a legal entity:

a.	in which a Managing Director personally has a material financial interest;

b.	which has a member of its management board or its supervisory board who is related under family law to a Managing Director; or

c.	in which a Managing Director has a management or supervisory position.

A Conflict of Interests shall not be considered to exist by reason only of a Managing Director’s affiliation with a direct or indirect shareholder of the Company.

6.3	A Managing Director should immediately report any actual or potential Conflict of Interests in a transaction that is of material significance to the Company and/or to such Managing Director to the chairman of the Supervisory Board and to the other members of the Management Board. The Managing Director concerned should provide all relevant information in that regard, including the information relevant to the situation concerning his spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. The Supervisory Board should decide, outside the presence of the Managing Director concerned, whether there is a Conflict of Interests.

6.4	All transactions in which there are Conflicts of Interests with Managing Directors should be agreed on terms that are customary in the market. Decisions to enter into transactions in which there are Conflicts of Interests with Managing Directors that are of material significance to the Company and/or to the relevant Managing Director shall require the approval of the Supervisory Board.

POWERS OF ATTORNEY

Article 7

The Management Board, as well as each Managing Director individually, may grant powers of attorney to perform acts on the Company’s behalf from time to time, provided that the holder of any such power of attorney must be a German tax resident, unless it concerns a power of attorney granted to an advisor, lawyer or auditor of the Company and the scope of such power of attorney is limited to the performance of certain specified acts on the Company’s behalf.

OWNERSHIP OF AND TRADING IN FINANCIAL INSTRUMENTS

Article 8

8.1	The Managing Directors shall be subject to the Company’s insider trading policy.

8.2	In addition, each Managing Director shall practice great reticence:

a.	when conducting a transaction in shares or other financial instruments issued by, or relating to, another listed company if this could reasonably create the appearance of such Managing Director possessing, or being able to possess, price-sensitive information concerning such company; and

b.	in the ownership of and trading in shares or other financial instruments issued by, or relating to, another listed company which is a direct competitor of the Company.

COMPENSATION

Article 9

9.1	The General Meeting shall determine the Company’s policy concerning the compensation of the Management Board with due observance of the relevant statutory requirements.

9.2	The compensation of Managing Directors shall be determined by the Supervisory Board, at the proposal of the Company’s compensation committee, and with due observance of the Company’s compensation policy.

AMENDMENTS

Article 10

Pursuant to a resolution to that effect, the Management Board may, with the approval of the Supervisory Board, amend or supplement these rules, subject to the terms of the Amended and Restated Shareholders’ Agreement.

GOVERNING LAW AND JURISDICTION

Article 11

These rules shall be governed by and shall be construed in accordance with the laws of the Netherlands. Any dispute arising in connection with these rules shall be submitted to the exclusive jurisdiction of the competent court in Amsterdam.

Appendix A - Matters requiring Supervisory Board approval

The Managing Directors shall have the full power and authority to manage the operations of the Company and its Subsidiaries in a manner materially consistent with the Annual Business Plan approved by the Supervisory Board (as amended from time to time with the consent of the Supervisory Board). For the avoidance of doubt, the Supervisory Board shall not issue instructions to the Managing Directors except as otherwise set forth in these rules or as required by Dutch law.

Notwithstanding the foregoing, except as agreed in the Annual Business plan, prior to entering into the following transactions or making the following decisions with respect to the Company or any Subsidiary, the Management Board shall obtain the prior consent of the Supervisory Board:

1.	Acquisitions & Sales

a)	sale, transfer, lease (as lessor or in respect of real property) or other disposition of assets (including equity interests in a Subsidiary) other than such sales, transfers, leases or other dispositions with a value for accounting purposes (i) less than USD 1,000,000, or (ii) between USD 1,000,000 and USD 10,000,000 except to the extent prior notice is provided to Expedia, Inc. and such sale, transfer, lease or other disposition would be permitted under Expedia, Inc.’s credit facilities; or any merger of, or sale of all or substantially all of the assets of, any Subsidiary (except to the extent prior notice is provided to Expedia, Inc. and such merger or sale is permitted under Expedia, Inc.’s credit facilities);

b)	liquidating or dissolving the Company or any Subsidiary;

2.	Liabilities & Debts

a)	granting loans, payment guarantees (Bürgschaften), indemnities, or incurring other liabilities to third parties outside the ordinary course of business in excess of EUR 10,000,000;

b)	taking out loans, borrowings or other debt (or providing any guarantee of such obligations of any other person or entity) or granting any liens other than liens securing the foregoing, which permitted debt and liens at any time outstanding exceed EUR 25,000,000;

3.	Material Agreements

a)	entering into joint-venture, partnership and/or similar agreements which cannot be terminated without penalty within (i) three years and which could result in the Company or any Subsidiary being liable for the obligations of a third party, (ii) 5 years; or (iii) agreements pursuant to Section 7.1(h) of the Amended and Restated Shareholders’ Agreement;

b)	entering into non-compete or exclusivity agreements or other agreements that restrict the freedom of the business and which agreements are terminable later than two years after having been entered into;

c)	entering into agreements (i) which cannot be terminated without penalty within (a) three years and involving annual expenditures in excess of EUR 10,000,000 or (b) five years, or (ii) for annual expenditures in excess of EUR 15,000,000, save that the threshold for expenditures for brand marketing shall be EUR 50,000,000;

d)	entering into agreements under which the Company or any Subsidiary binds or purports to bind any of the Company’s shareholders or its shareholders’ affiliates (other than the Company’s subsidiaries) or to cause such shareholders or affiliates to take or forbear from taking action;

e)	entering into, amending or terminating agreements between the Company (or any Subsidiary) and any managing director of the Company or any Subsidiary, any companies affiliated with such managing director, or third parties represented by such managing director;

f)	entering into or amending any agreements or other arrangements with any third party that restrict in any fashion the ability of the Company (or any Subsidiary), which ability shall be subject to the terms of these rules (a) to pay dividends or other distributions with respect to any shares in the capital of the Company (or any Subsidiary) or (b) to make or repay loans or advances to, or guarantee debt of, any of the Company’s shareholders or such shareholders subsidiaries;

g)	entering into, amending or terminating domination agreements (Beherrschungsverträge), profit and loss pooling agreements (Gewinnabführungsverträge), business leasing contracts (Unternehmenspachtverträge) or tax units (Organschaften);

h)	entering into any transaction with any affiliate or shareholder of the Company which is outside the ordinary course of business and not at arms’ length terms;

4.	Transactions related to Share Capital

a)	issuing shares in the capital of the Company or any Subsidiary (including phantom stock and profit participation rights) or granting options (including phantom options) or subscription rights for shares of the Company or any Subsidiary, except pursuant to the Incentive Plan;

b)	share repurchases by the Company or any Subsidiary (other than in connection with conversion of Class B shares into Class A shares);

c)	amendments, modifications or waivers to, or the exercise of any rights under, any stock option, phantom option or similar program of the Company or any Subsidiary, except to the extent provided in the Incentive Plan;

5.	Tax & Accounting Matters

a)	making changes to regulatory or tax status or classification of the Company or any Subsidiary;

b)	change of material accounting standards not required by applicable law or Dutch or U.S. GAAP policy;

6.	Employment Matters

a)	entering into, amending or terminating employment contracts with Founding Managing Directors, the CEO or the CFO;

b)	entering into any collective bargaining agreements (Tarifverträge); and

7.	Litigation

a)	initiating or settling material litigation in excess of EUR 1,000,000.

The Managing Directors shall in due course at least thirty (30) days before the end of each fiscal year of the Company prepare and submit to the Supervisory Board an annual business plan for the following fiscal year. The Annual Business Plan shall become effective upon the approval of the Supervisory Board and the Annual Business Plan may be amended by the Management Board by a quarterly plan with the consent of the Supervisory Board. The Annual Business Plan will address, in reasonable detail, any anticipated transactions of the type described in paragraph 1(a) above. The fiscal year of the Company shall be the calendar year.

If at the beginning of a fiscal year no new Annual Business Plan is in effect because the Supervisory Board did not approve the annual business plan submitted by the Managing Directors or the Managing Directors did not submit an annual business plan as and when required hereunder, the Annual Business Plan for the previous business year shall stay in effect until such time when the Supervisory Board approves a new annual business plan for the running fiscal year, provided that the target figures for revenue and adjusted EBITDA shall increase by 15% to the previous Annual Business Plan and expense items shall be adjusted accordingly.

Appendix B - Management Board tasks and duties permitted outside of Germany

In carrying out the tasks and duties necessary to manage the operations of the Company and its Subsidiaries in accordance with these rules, the Articles of Association, the Amended and Restated Shareholders’ Agreement and applicable laws and regulations, each Managing Director shall comply with the following rules with respect to performing his tasks and duties, which are subject to an annual review and reassessment based on the business activity of the Company and amendment in accordance with the Amended and Restated Shareholders’ Agreement:

1.	Prohibition Of Performing Duties Outside Of Germany

Except as otherwise permitted in Section 2 and Section 3, in performing his tasks and duties relating to the business of the Company, no Managing Director shall:

a)	participate in Board Meetings from outside of Germany, and shall otherwise abstain from such Board Meeting;

b)	make decisions relating to the business of the Company from outside of Germany, unless in matters of extreme urgency;

c)	execute legal and binding transactions with respect to the Company from outside of Germany, unless in matters of extreme urgency;

d)	negotiate or promote agreements with respect to the Company from outside of Germany;

e)	represent the Company vis-à-vis financial institutions, investors, or similar stakeholders at conferences, in meetings or calls from outside of Germany;

f)	participate in investor earnings calls from outside of Germany; or

g)	perform any other tasks and duties related to the business of the Company outside of Germany, unless (i) it can be reasonably assumed that such activities are not material for the business of the Company; and (ii) such activities do not fall into the categories listed in (a) through (f) above.

(in each case, a “Prohibited Activity”).

2.	Duties Permitted Outside Of Germany

A)	PERMITTED ACTIVITIES

Notwithstanding Section 1, and subject to full compliance with the travel restrictions under B. below, Axel Hefer and Rolf Schrömgens shall be permitted to undertake outside of Germany the following tasks and duties relating to the business of the Company:

a)	participate in key investor conferences, subsidiary conferences or meetings relating to the foregoing for investor relations, marketing, promotion or similar purposes, provided that:

i.	Company materials for such conferences or meetings be prepared in Germany or by external advisers;

ii.	Company materials for such conferences or meetings be approved by the Management Board in Germany, except where such material does not require the attendance of the Management Board with respect to Article 4.2;

iii.	participation in key conferences be approved by the Management Board in Germany;

iv.	such conferences are held at changing locations; and

v.	the outcome of such conferences is subsequently discussed and approved or disapproved by the Management Board in Germany,

b)	participate in meetings with research analysts for investor relations, marketing, promotion or similar purposes, provided that:

i.	Company materials for such meetings be prepared in Germany or by external adviser;

ii.	Company materials for such meetings be approved by the Management Board in Germany, except where such material does not require the attendance of the Management Board with respect to Article 4.2;

iii.	participation in key meetings be approved by the Management Board in Germany; and

iv.	the outcome of such meetings is subsequently discussed and in case of key items approved or disapproved by the Management Board in Germany,

c)	participate in meetings with the Company’s shareholder Expedia and other substantial shareholders of the Company, provided that:

i.	Company materials for such meetings or negotiations be prepared in Germany or by external adviser;

ii.	Company materials for such meetings or negotiations be approved by the Management Board in Germany, except where such material does not require the attendance of the Management Board with respect to Article 4.2;

iii.	participation in negotiations or key meetings be approved by the Management Board in Germany;

iv.	such meetings or negotiations are held at external conference facilities, not at Expedia’s or other shareholder offices; and

v.	the outcome of such meetings or negotiations is subsequently discussed and in case of key items approved or disapproved by the Management Board in Germany,

(in each case, a “Permitted Activity”).

B)	TRAVEL RESTRICTIONS

a)	With respect to the Permitted Activities above, the following travel restrictions need to be strictly observed by each of Axel Hefer and Rolf Schrömgens:

a.	With respect to Axel Hefer: (A) no more than five (5) business trips per any six (6) month period to the United States, (B) no more than four (4) business trips per any six (6) month period to countries outside of the United States, (C) no more than fifteen (15) Travel Days per any calendar quarter, and (D) no more than five (5) business days at a time; and

b.	with respect to Rolf Schrömgens: no more than five (5) business days per any calendar quarter.

b)	Besides the travelling restrictions under paragraph (a) above, business trips of all other Managing Directors are limited to five (5) business days per calendar year.

c)	The Managing Directors will use their reasonable best efforts to ensure that, at any time, at least three (3) Managing Directors are physically present in Germany.

C)	EXCEPTION

In the exceptional circumstance that the situation requires immediate decisions outside of Germany to avoid any material damages for the Company and limitations set forth under Section 2(B) as well as the catalog of Permitted Actions does not cover the required action, the chairman of the Supervisory Board may authorize or approve such action.

3.	GENERAL MEETING

Notwithstanding Section 1, each Managing Director shall be permitted to travel to the Netherlands, but exclusively for the purpose of attending the Company’s general meeting of shareholders and perform such tasks and duties relating to such general meeting as may be required.